ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols
T +1 617 854 2418
F +1 617 951 7050
Kathleen.Nichols@ropesgray.com

October 12, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Kenneth Ellington

Re:	PNC Funds (Registration Nos. 811-04416 and 033-00488) and
PNC Advantage Funds (Registration Nos. 811-07850 and 033-65690)
Response to Comments Regarding Financial Statement Review

Dear Mr. Ellington:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) on September 1, 2016 with respect to the Sarbanes-Oxley Review of Form N-CSR filings and where applicable, Form NSAR, Form N-MFP/A, Form 40-17F2 and Form 40-17g filings of PNC Funds and PNC Advantage Funds (together, the “Trusts” or the “Registrants,” and each of their series, a “Fund,” and together, the “Funds”).  We respectfully submit this comment response letter on behalf of the Registrants and have, for your convenience, summarized the Staff’s comments, followed by the Registrants’ responses, in the main body of text below.

General

1.                                      Comment: Please update the below series of the Trusts as “inactive” on EDGAR.

S000001186                          PNC Money Market Fund

S000001202                          PNC Advantage Institutional Money Market Fund

S000026640                          PNC Advantage Institutional Government Money Market Fund

S000001177                          PNC Ohio Municipal Money Market Fund

S000001176                          PNC Pennsylvania Tax-Exempt Money Market Fund

S000001198                          PNC Pennsylvania Intermediate Municipal Bond Fund

S000001199                          PNC Michigan Intermediate Municipal Bond Fund

Response: The Registrants confirm that the above Series and their classes have been made “inactive” on EDGAR.

Annual Shareholder Reports

2.                                      Comment: The Staff noted that the “Actual Expenses” and “Hypothetical Example of Comparison Purposes” tables for the PNC Target 2050 Fund do not include Class T shares; please explain the absence of Class T shares within these tables.

Response:  As of the fiscal year ended May 31, 2016, there were no investments in Class T shares or Class T shareholders other than a $10 seed capital investment by an affiliate of the Fund sponsor.  The small size of this share class gave rise to an expense ratio that did not represent the expense ratio that an investor would experience if material assets were invested in Class T shares.  For these reasons, the information was omitted.  The Registrant will consider the Staff’s comment in the future for other similar situations if they arise.

3.                                      Comment: The Staff requests, going forward, that the Registrants disclose in each Fund’s Schedule of Investments the share class applicable with respect to a Fund’s investment in other investment companies, to include any Fund’s investment in money market funds.

Response: The Registrants appreciate the Staff’s comment and intend to disclose in their next report to shareholders the share class applicable with respect to a Fund’s investment in other investment companies.

4.                                      Comment: The Staff requests that the Registrants confirm that the “Acquired Fund Fees and Expenses” presented for each Fund include amounts attributable to investments in money market funds.

Response: The Registrants confirm that the “Acquired Fund Fees and Expenses” presented for each Fund include amounts attributable to investments in money market funds.

5.                                      Comment: The Staff requests, going forward, that within the “Schedules of Investments” table for each Fund, the Registrants disclose the expiration date for all warrants.

Response: The Registrants appreciate the Staff’s comment and intend to disclose in their next report to shareholders the expiration date for all warrants, as applicable, within a Fund’s “Schedule of Investments.”

6.                                      Comment:  The Staff requests, going forward, that in the “Statements of Operations” table for each Fund, the Registrants disclose within the line item applicable to securities lending that such securities lending is net of fees, consistent with the disclosure contained within the “Notes to Financial Statements.”

Response: The Registrants appreciate the Staff’s comment and intend to disclose in their next report to shareholders the line item applicable to securities lending that such securities lending is net of fees.

7.                                      Comment: The Staff noted that, with respect to PNC Large Cap Value Fund, there was a different “Ratio of Expenses to Average Net Assets (Before Fee Waivers and Reimbursement, as applicable)” presented for Class C shares within the Fund’s “Financial Highlights” section in the Fund’s annual report (1.88%) and the Fund’s “Total Annual Fund Operating Expenses” table within the Fund’s prospectus (2.00%). The Staff requested confirmation of accuracy.

Response: The Registrants confirm the accuracy of the Fund’s annual report disclosure.  The lower fees presented within the Fund’s annual report are attributable to necessary adjustments in 12b-1 and shareholder services fees because actual amounts of such fees paid during the fiscal year ended May 31, 2016 were lower than initially estimated due to the number of accounts that were assigned to the Registrants’ distributor, as the “default” broker-dealer, being higher than expected.  As background, an account may be assigned to the distributor for a number of reasons, including when an account is transferred from a financial intermediary to the transfer agent. The default broker dealer is not paid any 12b-1 or shareholder services fees and as a result, the lower amount of fees charged results in a lower ratio of Expenses to Average Net Assets.

8.                                      Comment: With respect to each Fund that operates as a money market fund, the Staff requests that the Registrants confirm whether any fees waived and/or expenses reimbursed are subject to recoupment. If subject to recoupment, please describe terms and conditions of such recoupment. As a going forward matter, the Staff requests that with respect to any Fund with a waiver and/or reimbursement, please disclose whether such arrangement is subject to recoupment.

Response: The Registrants confirm that management fees waived and/or expenses reimbursed voluntarily by the Adviser with respect to each Fund that operates as money market fund are not subject to recoupment. The Registrants intend to disclose that voluntary management fee waivers and/or expense reimbursement arrangements are not subject to recoupment.

9.                                      Comment: The Staff noted that Note 3 of the Notes to Financial Statements states that “Each Fund may be obligated to pay the Adviser all amounts previously waived or reimbursed by the Adviser (“recoupment payments”) pursuant to the expense limitation agreements, provided that the amount of such recoupment payments in any year, together with all other expenses of the Fund or Class, in the aggregate, would not cause the Class’ total annual operating expenses to exceed the amounts set forth in the tables above and provided further that no additional payments by the Fund will be made with respect to amounts paid, waived or reimbursed by the Adviser more than three years after the end of the fiscal year in which the Fund accrues a liability or recognizes a contingent liability with respect to such amounts that are paid, waived or reimbursed by the Adviser.” Please confirm that the Adviser may recoup fees only within a three year period from the time at which the Adviser waives and/or reimburses such amounts.

Response:   At the end of each fiscal year or period the Fund recognizes a contingent liability with respect to net amounts paid, waived or reimbursed by the Adviser during that fiscal year or period, and the Adviser may recoup fees within a three year period after the end of the fiscal year or period.  Accordingly, we confirm that the fees waived and/or reimbursed to meet the Fund’s applicable annual expense cap during a fiscal year may only be recouped by the Adviser within a three year period beginning from end of that fiscal year (e.g., expenses waived in respect of FYE 5/31/2016 may be recouped through 5/31/2019). The Registrant believes this approach is consistent with broad industry practice.

10.                               Comments: The Staff requests that the Registrants confirm that amounts subject to recoupment are limited to the lesser of the expense cap in place at the time of the waiver and at the time of recoupment in accordance with the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73) (the “Audit Risk Alert”).

Response: The Registrants confirm that amounts subject to recoupment are limited to the lesser of the expense cap in place at the time of the waiver and at the time of recoupment.

11.                               Comment: The Staff requests that the Registrants confirm if the Funds have appropriately disclosed all related party transactions, including for example cross trades and interfund lending, and the related policies/programs within the Notes to the Financial Statements in compliance with ASC 850-10-50 including (a) the nature of the relationship(s) involved, (b) a description of the transactions and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements, (c) the dollar amounts of transactions for each of the periods for which income statements are presented and (d) amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Response: The Registrants confirm that during the fiscal year ended May 31, 2016, the Funds appropriately disclosed all related party transactions.  Further, the Registrants confirm there were no trades executed pursuant to Rule 17a-7, under the 1940 Act, as amended (“Rule 17a-7”) and the Funds did not rely on the interfund lending exemptive relief.

12.                               Comment: The Staff requests that the Registrants confirm if the Funds have executed any trades pursuant to Rule 17a-7. If the Funds have executed trades pursuant to Rule 17a-7 and have not disclosed the transactions pursuant to ASC 850-10-50 and the requirements outlined therein, please explain why the disclosure has not been included.

Response:  The Registrants confirm that during the fiscal year ended May 31, 2016, there were no trades executed on behalf of the Funds pursuant to Rule 17a-7.

13.                               Comment: If the Funds have executed trades pursuant to Rule 17a-7, please confirm that all such transactions were performed in accordance with Rule 17a-7 and that Board oversight of the program took place.

Response:  Not applicable.  Please refer to the response to #12 above.

14.                               Comment:  The Staff requests that the Registrants confirm if the Funds are relying on their interfund lending order. In addition to the related party disclosures required by ASC 850-10-50, please confirm compliance with the disclosure requirements under S-X 210.6-04.13(b) and thereby 210.5-02 19b in disclosing the following with regards to the interfund lending program and transactions:

•                  The amount and terms (including commitment fees and the conditions under which lines may be withdrawn) of unused lines of credit for short-term financing shall be disclosed, if significant, in the “Notes to Financial Statements” section; and

•                  The weighted average interest rate on short term borrowings outstanding as of the date of each balance sheet presented shall be furnished in a Note.

Response: As of September 30, 2016, the Funds have not relied upon their interfund lending order.

15.                               Comment: If the Funds have an interfund lending order and program in place and have not disclosed the transactions, quantitatively and/or qualitatively, the Staff requests that the Registrants please explain why the disclosure has not been included.

Response: As of September 30, 2016, the Funds have not relied upon their interfund lending order.

16.                               Comment: If the Funds have an interfund lending order and program in place, please confirm that the Funds are in compliance with the interfund lending order and program requirements, including appropriate board oversight of the program.

Response: As of September 30, 2016, the Funds have not relied upon their interfund lending order.

Fidelity Bond — Rule 17g-1(g)

17.                               Comment: The Staff requests that the Registrants file an amendment to their Rule 17g-1(g) filing on December 11, 2015 to include the below riders mentioned within the filing as attached but not included:

•                  In Witness Endorsement;

•                  Office of Foreign Assets Control Notice to Policyholders;

•                  XL Privacy Notice;

•                  Fraud Notice;

•                  Ohio Service of Process Endorsement - XL-OHSOP (12/08);

•                  Partners Rider;

•                  Amend General Agreement (E) Rider; and

•                  Amend Representations Rider.

Response:  The Registrants appreciate the Staff’s comment and will file an amended Form 40-17G on behalf of the Funds to include the riders noted above.

Prospectuses

18.                               Comment: The Staff requests that the Registrants consider providing step-by-step direction as to how to navigate within www.pncfunds.com to find applicable information instead of stating that the information can be obtained by visiting the website.

Response: The Registrants appreciate the Staff’s comment and have made certain modifications to the hyperlinks presented in the Funds’ prospectuses in response to the Staff’s comment.  As a general matter, the Registrants believe that increasing the length and complexity of hyperlinks with the intent of simplifying navigation would increase the likelihood that the links may become corrupted or obsolete.  Similarly, providing a granular narrative of decision-making when navigating within the website would produce disclosure that the Registrants believe would be unhelpful.  The Registrants believe that the PNC Funds website as currently constructed is user-friendly and intuitive.

19.                               Comment: The Staff noted that each of the Funds listed below have significant sector investments, and requests that the Registrants consider adding specific disclosure within the “Principal Investment Strategies” and “Principal Risks” sections of each such Fund’s regarding the applicable sector investments.

•                  Large Cap Growth Fund — 25.7% in Information Technology

•                  Mid Cap Fund — 32.0% in Financials

•                  Mid Cap Index Fund — 26.4% in Financials

•                  Multi-Factor Small Cap Value Fund — 43.1% in Financials

•                  Small Cap Fund — 31.9% in Financials

•                  Small Cap Index Fund — 25.8% in Financials

Response:  The above-referenced PNC Funds do not have a principal investment strategy to invest principally in any particular sector or sectors.  Accordingly, the Funds respectfully refer the Staff to the following disclosure in the Funds’ prospectuses, which the Funds submit reflects that the Funds may invest significantly in one or more sectors from time to time and also discusses the related principal risks of doing so:

Focused Investment Risk. To the extent that the Fund focuses its investments in the securities of a particular issuer or companies in a particular country, group of countries, region, market, industry, group of industries, sector or asset class, the Fund’s exposure to various risks may be heightened, including price volatility and adverse economic, market, political or regulatory occurrences affecting that issuer, country, group of countries, region, market, industry, group of industries, sector or asset class.

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We believe that this submission fully responds to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Thomas R. Rus
Mallory L. Bitar
Jeremy C. Smith, Esq.